UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Date of Report (Date of earliest event reported) October 10, 2003

Commission file number 001-05996

QUAD METALS CORPORATION
(Exact name of small business issuer as specified in its charter)

Nevada   **91-0835748**
(State or other jurisdiction of   (IRS Employer Identification
Number)
incorporation or organization)

601 West Main Avenue, Suite 714 Spokane, WA 99201
(Address of principal executive offices)

Registrant's Telephone Number, Including Area Code: (509) 455-9077

N/A

(Former name or former address, if changed since last report)

ITEM 4. CHANGES IN REGISTRANTS'S CERTIFYING ACCOUNTANT

On October 10, 2003, the client-auditor relationship between Quad Metals Corporation (the "Company") and DeCoria, Maichel & Teague P.S. ("DeCoria") ceased as DeCoria resigned as the Company's auditor due to a recent acquisition by the Company.

To the knowledge of the Company's current Board of Directors, DeCoria's report of the financial statements of the Registrant for the fiscal years ended December 31, 2002 and 2001 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for the Company's ability to continue as a going concern.

During the audit of the Company's financial statements for the fiscal years ended December 31, 2002 and 2001 and any subsequent interim period through the date of resignation, DeCoria did not have any disagreements with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure and there were no "reportable events" with DeCoria as described in Items 304 (a) (1) (iv) of Regulation S-B, respectively.

The Company has requested that DeCoria review the disclosure and DeCoria furnish the Registrant with a letter addressed to the Commission containing any new information, clarification of the Company's expression of its views, or the respect in which it does not agree with the statements made by the Company herein. Such letter shall be filed as an exhibit to this Report.

_____

The Company's 100% owned subsidiary is DataJungle Ltd., a company incorporated under the laws of Canada. DataJungle develops and markets web-based enterprise-class business intelligence software solutions that translate business data into interactive tables, charts and maps. These solutions consist of modules of functionality that can be assembled to the specific requirements of the customer and customized to the needs of each user class within the customer's business. DataJungle's software extends and is complementary to the products of most leading vendors of business intelligence software. DataJungle software leverages XML Web Services and vector graphics based delivery formats.

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ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial statements of businesses acquired.

Not applicable.

b) Pro forma financial information.

Not applicable.

(c) Exhibits.

16.1 Letter regarding change in certifying accountants from DeCoria, Maichel & Teague P.S. to the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUAD METALS CORPORATION

/s/ Edward Munden

By: _____   October 30, 2003

Edward Munden   Date

Chairman of the Board,

President & CEO



EXHIBIT 16

DECORIA,
MAICHEL
& TEAGUE
A PROFESSIONAL SERVICES FIRM

October 30, 2003

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549

Gentlemen:

We have read the statements of QUAD METALS CORPORATION Form 8-K dated October 30, 2003, and agree with the registrant's comments made in the first four paragraphs of Item 4, as reported. With respect to the information in the fifth paragraph of Item 4, we have no information to agree or disagree with the comments made.

Sincerely,

/s/DeCoria, Maichel & Teague P.S.

DeCoria, Maichel & Teague P.S.